02045084

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 6-28-02

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Of the Securities Exchange Act of 1934

For the month of June, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

Canada Life™

Canada Life to acquire CNA Life Insurance Company of Canada

TORONTO, June 25, 2002 – The Canada Life Assurance Company ("Canada Life™") (TSX: "CL", NYSE: "CLU") and CNA Financial Corporation ("CNA ") of Chicago (NYSE: CNA) have reached an agreement whereby Canada Life will acquire CNA Life Insurance Company of Canada ("CNA LOC"), a leading provider of preferred term life insurance products in Canada.

Headquartered in Kitchener, Ontario, CNA LOC is a wholly owned subsidiary of CNA. CNA LOC currently employs more than 40 people.

The acquisition involves over 44,000 in-force policies, representing $29 million in gross annualized premiums. The transaction is not expected to result in a material gain or loss to Canada Life or CNA.

Bill Acton, Executive Vice-President and Director, Canadian Division for Canada Life, explains: "This acquisition adds scale to our current book of term business and enables us to achieve greater operating efficiencies. The transaction will be accretive to earnings, demonstrating Canada Life's commitment to execute our strategy of pursuing value-added acquisitions."

The transition, including migrating records to Canada Life's systems and assessing ongoing staffing requirements, will take place between now and the close of the transaction.

Customers' policies will remain unchanged throughout transition and after close.

The transaction is expected to close, subject to regulatory approvals, by the end of the third quarter.

CNA is a leading insurance organization offering a broad range of insurance products and insurance-related services in the property and casualty, life, group and reinsurance markets.

The Canada Life Assurance Company, founded in 1847 as the first domestic life insurance company in Canada, has total assets under administration in excess of $66 billion. Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

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This release provides management with the opportunity to discuss the financial performance and condition of the Company and, as such,] may contain forward-looking statements about the Company, including its business operations and strategy and expected financial performance and condition. Statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition, changes in government regulations and other factors discussed in materials filed by the Company with applicable securities regulatory authorities from time to time.

All figures in Canadian dollars.

For more information, contact:

Media inquiries:
Chris McAuliffe,
Corporate Communications
Canada Life
ph. (416) 597-1440 ext. 8533
chris_mcauliffe@canadalife.com

Investor Relations inquiries:
Brian Lynch,
Vice President, Investor Relations
Canada Life
ph. (416) 597-1440 ext. 6693
brian_lynch@canadalife.com

CNA Financial inquiries:
Charles Boesel, (312) 822-2592
Katrina Parker, (312) 822-5167
Robert V. Deutsch (312) 822-4242
Donald P. Lofe Jr. (312) 822-3993

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 26th day of June, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ______________________

Roy W. Linden
Corporate Secretary &
Chief Compliance Officer